SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

100

CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

NIRE 53300000859

MINUTES OF THE ONE HUNDRED-AND-SEVENTIETH EXTRAORDINARY GENERAL MEETING HELD ON FEBRAURY 8, 2018

1.                  DATE, TIME AND VENUE: Held on February 8, 2018. Owing to the several union demonstrations held in the single access to the place of AGE, it started at 5 p.m., in four venues: (i) in the scheduled venue, the Federal Government’s representative and one minority shareholder participated; (ii) at the building’s lobby of the auditorium located at SCN Setor Comercial Norte Quadra 06, Conjunto A, Bloco  C, 1º subsolo – Ed. Venâncio 3000, Asa Norte, the Chairman participated, Mr. ARMANDO CASADO DE ARAUJO; (iii) at Eletrobras Head Office, at Brasília, SCN Setor Comercial Norte, Quadra 6, Conjunto A, Bloco A, 6º andar – Ed. Venâncio 3000, Asa Norte, CEP: 70716-900, Brasília - DF, the other shareholders and the board’s secretary, Mrs. CLAUDIA LEITE TEIXEIRA CASIUSH; and (iv) at the head office of Eletrobras, located at Rua Presidente Vargas, 409, 13º andar, in Rio de Janeiro, with the participation of the Chief Executive Officer of the Company, Mr. WILSON FERREIRA JUNIOR, who, replacing Mr. ARMANDO CASADO DE ARAUJO, adjourned the business of AGE. The communication between the attendees of AGE was held by means of conference call, upon agreement of all attending shareholders. AGE was held this way owing to the impossibility accessing both the building above and its auditorium, owing to the said union demonstrations.

2.                  CALL: The call notice was published, under the terms of Article 124 of Law 6404/1976, dated December 15, 1976, as amended (“Corporations Act”), on the Federal Government’s Official Gazette, on the newspapers O Globo, and on Correio Braziliense and Valor Econômico, on 01.08.2018, 01.09.2018 and 01.10.2018, with the following content: “MINISTRY OF MINES AND ENERGY, CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, (Public Company), CNPJ No. 00.001.180/0001-26 -

CALL NOTICE: We call on the Shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras to meet at the Company's headquarters in Brasilia, SCN Setor Comercial Norte, Quadra 6, Suite A, Block A, 6th floor - Ed.  Venâncio 3000, Asa Norte, Zip Code: 70716-900, Brasília-DF, on February 8, 2018, at 2 p.m., at the Extraordinary General Meeting.

1. To approve the sale of all shares, except 1 (one) common share, issued by Companhia de Eletricidade do Acre (hereinafter referred to as “Eletroacre”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 113,779,871.99 (One Hundred and Thirteen Million, Seven Hundred and Seventy-Nine Thousand, Eight Hundred and Seventy-One Brazilian Reais and Ninety-Nine cents), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017; 2. To approve, as long as item 1 disclosed above is not approved, the dissolution and liquidation of Eletroacre; 3. To approve, since the sale referred to in Item 1 disclosed above is approved, that Eletrobras assumes the rights of Eletroacre, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 296,167 thousand (Two Hundred Ninety-Six Million, One Hundred and Sixty-Seven Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 08, 2017, amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; 4. To approve the sale of all shares, except 1 (one) common share, issued by Centrais Elétricas de Rondônia S.A (hereinafter referred to as “Ceron”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 1,872,522,463.42 (One Billion, Eight Hundred and Seventy-Two Million, Five Hundred Twenty-Two Thousand, Four Hundred and Sixty-Three Brazilian Reais and Forty-Two cents), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017; 5. To approve, as long as item 4 disclosed above is not approved, the dissolution and liquidation of Ceron; 6. To approve, since the sale referred to in Item 4 disclosed above is approved, that Eletrobras assumes the rights of Ceron, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 3,847,293 thousand (Three Billion, Eight Hundred Forty-Seven Million, Two Hundred and Ninety-Three Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; 7. To approve the sale of all shares, except 1 (one) common share, issued by Boa Vista Energia S.A (hereinafter referred to as “Boa Vista Energia”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distributoion Company in capital increase by Eletrobras, at an amount up to BRL 342,120,486.20 (Three Hundred and Forty-Two Million, One Hundred and Twenty Thousand, Four Hundred and Eighty-Six Brazilian Reais and Twenty cents), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017; 8. To approve, as long as item 7 disclosed above is not approved, the dissolution and liquidation of Boa Vista Energia; 9. To approve, since the sale referred to in Item 7 disclosed above is approved, that Eletrobras assumes the rights of Boa Vista Energia, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 278,360 thousand (Two Hundred and Seventy-Eight Million, Three Hundred and Sixty Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; 10. To approve the sale of all shares, except 1 (one) common share, issued by Amazonas Distribuidora de Energia S.A (hereinafter referred to as “Amazonas Energia”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12783/2013 and in accordance with the conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or conversion of debts of said Distribution Company in capital increase by Eletrobras, amounting up to BRL 8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred Sixty-Six Thousand, Five Hundred and Fifty-Eight Brazilian Reais and Ninety-Four cents), provided that: (i) the unbundling of generation and transmission activities from the distribution activities of Amazonas Distribuidora de Energia S.A., with the transfer of Amazonas Geração e Transmissão S.A. to Eletrobras, happens until March 2, 2018, without any additional assumption of obligations by Eletrobras, in addition to those set forth in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; (ii) Amazonas Energia, prior to the assumption by Eletrobras of debts of said Distribution Company and/or conversion of debts of said Distribution Company in the capital increase referred to in this item 10, transfer the entirety of the shares issued by Amazonas Geração e Transmissão S.A. - Amazonas GT for Eletrobras and/or third party, aiming at the partial settlement of its debts and whose amount will be deducted from the adjustment amount of BRL 8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred and Sixty Six Thousand, Five Hundred and Fifty-Eight Brazilian Reais and Ninety-Four cents); and  (iii) that there is recognition by the regulatory agencies, the Granting Power and/or by judicial means in a final decision, of the right to full reimbursement by the Sectoral Funds CCC - Fossil Fuel Account and/or CDE - Economic Development Account, "take or pay" and "ship or pay" costs established in the Gas Supply Contract no. OC-1902/2006 and its amendments, according to Law no. 12111/2009; 11. To approve, as long as item 10 disclosed above is not approved, the dissolution and liquidation of Amazonas Energia; 12. To approve, since the sale referred to in Item 10 disclosed above is approved, that Eletrobras assumes the rights of Amazonas Energia, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 4,055,549 thousand (Four Billion, Fifty-Five Million, Five Hundred and Forty-Nine Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; 13. To approve the sale of all shares, except one (1) common share, issued by Companhia Energética do Piauí (hereinafter referred to as “Cepisa”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council- CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 50,000.00 (Fifty Thousand Brazilian Reais), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017; 14. To approve, as long as item 13 disclosed above is not approved, the dissolution and liquidation of Cepisa; 15. Approving the sale of all shares, except 1 (one) common share, issued by Companhia Energética de Alagoas (hereinafter referred to as “Ceal”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 50,000.00 (Fifty Thousand Brazilian Reais), provided that there is execution and judicial homologation connected to the payment of salary differences arising out of Bresser Plan, in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017; 16. To approve, as long as item 15 disclosed above is not approved, the dissolution and liquidation of Ceal; 17. To approve, according to Decree No. 1,091 of March 21, 1994, the free assignment, by Eletrobras, of the preemptive right to subscribe new shares to be issued by the distribution campanies, which transfers of controlling interest were approved under the terms of Items 1, 4, 10, 13 and 15 disclosed above, under the scope of the capital increase to be performed by the new controlling shareholder(s), winner(s) of the Privatization Auctions, to employees and retirees of the respective distribution companies, as provided for under the Resolution of the Investment Partnership Program Council – CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; 18. To delegate powers to the Eletrobras’ Board of Directors to resolve on the exercise of Eletrobras' option to increase the interest, up to 30% (thirty percent), in the capital of the Distribution Companies whose controlling interest’s transfers were approved, under the terms of Items 1, 4, 7, 10, 13 and 15 disclosed above, within the term of up to 6 (six) months, counted as of the date of execution of the respective controlling interest transfer agreement, as set forth in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments of the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; and 19.  To approve the adoption of measures for liquidation and dissolution of the distribution companies which transfers of controlling interests were not approved under the terms of Items 1, 4, 7, 10, 13 and 15 disclosed above, in case of non-compliance with the conditions set forth in items 10 and 15  disclosed above or the term established by the 169th Extraordinary General Meeting for the signing of the contract for the transfer of the shareholding control held by Eletrobras in the distribution companies. The Company prepared this Management Proposal comply with the good corporate governance practices and transparency requirements, aiming to guide and enlighten all Shareholders about the matters to be deliberated upon, hereby placing its Investor Relations Department at disposal to clear up any additional doubts. Pursuant to paragraph one of article 126 of Federal Law No. 6,404/76, as amended (the “Brazilian Corporations Law") and the decision of I. the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the general meeting: (i) if an individual, by a proxy appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or lawyer duly registered under the Brazilian Bar Association); (ii) if a legal entity, by its legal representatives or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code; and (iii) if an investment fund, by its administrator and/or manager, or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules. The Company clarifies that, considering the option established in paragraph two of article 21-A of CVM Instruction No. 481, dated December 17, 2009, as amended (“CVM Instruction No. 481/2009”), it shall offer to this Extraordinary General Meeting a mechanism for remote voting. As established in the procedures presented in CVM Instruction No. 481/2009, in the Company’s Reference Form, and in the instructions stated in the Management Proposal for the Extraordinary General Meeting called hereunder, the shareholder may exercise the voting right by means of the completion and delivery of the Remote Voting Ballot (“Voting Ballot”) made available by the Company at the Company’s website (www.eletrobras.com/ri/assembleiasacionistas), the Securities Commission – CVM’s website (www.cvm.gov.br) and B3’s website (www.b3.com.br). The Shareholder or his legal representative, aiming to ensure admission to the Special Shareholder’s Meeting, pursuant to article 5th of CVM Instruction No. 481/2009 shall be required to submit the following documents: Official identification document with a photo, legally recognized as such in the Brazilian territory, within its period of validity, in the case of an individual; Certified photocopy of the latest corporate document (bylaws or articles of association), in the case of a legal entity, and of the instrument that vests directors, officers, and/or representatives with powers sufficient to represent in the Extraordinary General Meeting; Original or certified photocopy of the power of attorney granted and formalized in the manner prescribed by law, by the shareholder; The original shareholding position statement, provided by the depositary institution or custody, identifying the condition of shareholder; and In case of investment funds, the representative shall prove that he is a trustee of the fund or an attorney-in-fact duly appointed to the fund, pursuant to the provisions of the Law. In the case of foreign legal entities, the documentation proving the powers of representation shall be translated into Portuguese by a sworn translator, and registered with the competent notary public, in addition to undergoing notarization and consularization. However, under the terms of the Convention Abolishing the Requirement of Legalization for Foreign Public Documents, of 5 October 1961, promulgated by Decree No. 8,660, of January 29, 2016, the Company shall dispense with consularization of foreign documents issued in countries that are signatories to that convention, provided that its apostille is evidenced. Pursuant to the sole paragraph of article 19 of the Company's Bylaws, the documents evidencing the condition of shareholder and due representation shall be submitted up to 72 (seventy-two) hours prior to the Extraordinary General Meeting called hereby, at the Investor Relations Superintendence – DFR, Department of Market Information and Compulsory Loan – DFRM, at Avenida Presidente Vargas, 409 – 9th floor, in the City of Rio de Janeiro, State of Rio de Janeiro, from 8 a.m. to 12 p.m. and from 2 p.m. to 5 p.m.  The shareholders who attend it, presenting the required documentation, shall participate in the Extraordinary General Meeting called hereunder. Resolutions at this Extraordinary General Meetings shall be passed by a majority of votes, and each shareholder's vote shall be proportional to its shareholding in the Company's share capital. Shareholders may receive, at the Investor Relations Department – DRF, at the Market Information and Compulsory Loan Service Department – DFRM, and at the websites of the Company (www.eletrobras.com/ri/assembleiasacionistas), of the Securities Commission – CVM (www.cvm.gov.br) and Bolsa, Brasil, Balcão S.A. – B3 (www.b3.com.br), all documentation connected to the matter that shall be deliberated at the Extraordinary General Meeting, under the terms of the Brazilian Corporations Law and CVM Instruction No. 481/2009. Brasília, December 28, 2017 José Guimarães Monforte, Chairman of the Board of Directors.”

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3.    PUBLICATIONS AND DISCLOSURES: The management’s proposal and call notice were published and disclosed, in keeping with Item II of Article 124 and Paragraph 3 of Article 135 of Law 6,404/1976 and Article 8 of CVM Instruction 559, dated March 27, 2015, in the Federal Government’s Official Gazette and on newspapers O Globo, Correio Braziliense and Valor Econômico, as well as at the Company’s website (www.eletrobras.com/ri/assembleiasacionistas) and the Brazilian Securities Commission - CVM (www.cvm.gov.br). On 02.02.2018, 02.05.2017 and 02.06.2018, the Federal Government’s Official Gazette published, along with newspapers O Globo, Correio Braziliense and on Valor Econômico, a Notice to Shareholders with the following content: “Notice to Shareholders - CENTRAIS ELÉTRICAS BRASILEIRAS S.A., CNPJ No. 00.001.180/0001-26, PUBLIC COMPANY:

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) informs its shareholders that Eletrobras' 170th Extraordinary General Meeting will be held at 2:00 pm on February 8, 2018 at the same address indicated in the Call Notice of December 28, 2017, that is, in the SCN - Setor Comercial Norte, Quadra 06, Conjunto A, Ed. Venâncio 3000, Asa Norte. However, in order to provide greater comfort to the shareholders, the said meeting will be held at the same address, but in Bloco C 1st underfloor, instead of the place indicated above, Bloco A, 6th floor. Thereby, the location of the Eletrobras' 170th Extraordinary General Meeting is hereby rectified to the following address: SCN – Setor Comercial Norte, Quadra 06, Conjunto A, Bloco C 1st underfloor - Ed. Venâncio 3000, Asa Norte. Rio de Janeiro, February 1, 2018 Armando Casado de Araujo CFO and Investor Relations Officer.”

4.                  ATTENDEES: Attending were shareholders representing 954,028,346 of the common shares, corresponding to 88% (eighty-eight percent) of the Company’s voting capital, considering the shareholders which were physically present or that were represented therein, under the terms of the applicable laws, according to the signatures on the sheet 79 of the Shareholders’ Attendance Book no. 4, including that of the Federal Government’s representative, Mr. LUIZ FREDERICO DE BESSA FLEURY, appointed by Ordinance/PGFN no. 292, dated March 8, 2017, published in DOU (Official Gazette) dated March 9, 2017, and those who remotely presented a valid Voting Ballot. The said quorum to open the meeting of at least one fourth (1/4) of the capital with voting right, as provided for in Article 125 of Law 6,404/1976, to deliberate on the agenda items. The following were also present, for the purposes of clarifications and support to the board: Fernanda Maria Vieira Lima Schuery Soares, of the Legal Controller’s and Strategic Case Office; Mr. Francisco de Assis Duarte de Lima, Head of the Market Relations and Compulsory Loan Department; Mr. João Vicente Amato Torres, of the Financial Department, Mr. Marcos Barreto de Faria Pinho, of the Investment Management Department. The Audit Committee’s Director of Eletrobras, Mrs. Patrícia Valente Stierli was present.

5.                  BOARD: The Chief Financial Officer and Investor Relations Officer has taken up the chairmanship of the works, under the terms of Article 17 of the Company’s Bylaws, Mr. ARMANDO CASADO DE ARAUJO, replacing Eletrobras’ Chief Executive Officer, Mr. WILSON FERREIRA JUNIOR, according to Resolution of Eletrobras no. 57, dated January 30, 2018, and secretariat by Mrs. CLAUDIA LEITE TEIXEIRA CASIUCH, of the General Secretariat. Taking into account the fact that Mr. ARMANDO CASADO DE ARAUJO has lost phone contact by the end of the business of AGE, he was replaced by the Chief Executive Officer of Eletrobras, Mr. WILSON FERREIRA JUNIOR, who proceeded with its adjournment.

6.    AGENDA:  The Company’s shareholders gathered to examine, discuss and deliberate on the following agenda: 1. To approve the sale of all shares, except 1 (one) common share, issued by Companhia de Eletricidade do Acre (hereinafter referred to as “Eletroacre”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 113,779,871.99 (One Hundred and Thirteen Million, Seven Hundred and Seventy-Nine Thousand, Eight Hundred and Seventy-One Brazilian Reais and Ninety-Nine cents), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017; 2. To approve, as long as item 1 disclosed above is not approved, the dissolution and liquidation of Eletroacre; 3. To approve, since the sale referred to in Item 1 disclosed above is approved, that Eletrobras assumes the rights of Eletroacre, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 296,167 thousand (Two Hundred Ninety-Six Million, One Hundred and Sixty-Seven Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 08, 2017, amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; 4. To approve the sale of all shares, except 1 (one) common share, issued by Centrais Elétricas de Rondônia S.A (hereinafter referred to as “Ceron”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 1,872,522,463.42 (One Billion, Eight Hundred and Seventy-Two Million, Five Hundred Twenty-Two Thousand, Four Hundred and Sixty-Three Brazilian Reais and Forty-Two cents), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017; 5. To approve, as long as item 4 disclosed above is not approved, the dissolution and liquidation of Ceron; 6. To approve, since the sale referred to in Item 4 disclosed above is approved, that Eletrobras assumes the rights of Ceron, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 3,847,293 thousand (Three Billion, Eight Hundred Forty-Seven Million, Two Hundred and Ninety-Three Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; 7. To approve the sale of all shares, except 1 (one) common share, issued by Boa Vista Energia S.A (hereinafter referred to as “Boa Vista Energia”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distributoion Company in capital increase by Eletrobras, at an amount up to BRL 342,120,486.20 (Three Hundred and Forty-Two Million, One Hundred and Twenty Thousand, Four Hundred and Eighty-Six Brazilian Reais and Twenty cents), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017; 8. To approve, as long as item 7 disclosed above is not approved, the dissolution and liquidation of Boa Vista Energia; 9. To approve, since the sale referred to in Item 7 disclosed above is approved, that Eletrobras assumes the rights of Boa Vista Energia, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 278,360 thousand (Two Hundred and Seventy-Eight Million, Three Hundred and Sixty Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; 10. To approve the sale of all shares, except 1 (one) common share, issued by Amazonas Distribuidora de Energia S.A (hereinafter referred to as “Amazonas Energia”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12783/2013 and in accordance with the conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or conversion of debts of said Distribution Company in capital increase by Eletrobras, amounting up to BRL 8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred Sixty-Six Thousand, Five Hundred and Fifty-Eight Brazilian Reais and Ninety-Four cents), provided that: (i) the unbundling of generation and transmission activities from the distribution activities of Amazonas Distribuidora de Energia S.A., with the transfer of Amazonas Geração e Transmissão S.A. to Eletrobras, happens until March 2, 2018, without any additional assumption of obligations by Eletrobras, in addition to those set forth in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; (ii) Amazonas Energia, prior to the assumption by Eletrobras of debts of said Distribution Company and/or conversion of debts of said Distribution Company in the capital increase referred to in this item 10, transfer the entirety of the shares issued by Amazonas Geração e Transmissão S.A. - Amazonas GT for Eletrobras and/or third party, aiming at the partial settlement of its debts and whose amount will be deducted from the adjustment amount of BRL 8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred and Sixty Six Thousand, Five Hundred and Fifty-Eight Brazilian Reais and Ninety-Four cents); and  (iii) that there is recognition by the regulatory agencies, the Granting Power and/or by judicial means in a final decision, of the right to full reimbursement by the Sectoral Funds CCC - Fossil Fuel Account and/or CDE - Economic Development Account, "take or pay" and "ship or pay" costs established in the Gas Supply Contract no. OC-1902/2006 and its amendments, according to Law no. 12111/2009; 11. To approve, as long as item 10 disclosed above is not approved, the dissolution and liquidation of Amazonas Energia; 12. To approve, since the sale referred to in Item 10 disclosed above is approved, that Eletrobras assumes the rights of Amazonas Energia, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 4,055,549 thousand (Four Billion, Fifty-Five Million, Five Hundred and Forty-Nine Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; 13. To approve the sale of all shares, except one (1) common share, issued by Companhia Energética do Piauí (hereinafter referred to as “Cepisa”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council- CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 50,000.00 (Fifty Thousand Brazilian Reais), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017; 14. To approve, as long as item 13 disclosed above is not approved, the dissolution and liquidation of Cepisa; 15. Approving the sale of all shares, except 1 (one) common share, issued by Companhia Energética de Alagoas (hereinafter referred to as “Ceal”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 50,000.00 (Fifty Thousand Brazilian Reais), provided that there is execution and judicial homologation connected to the payment of salary differences arising out of Bresser Plan, in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017; 16. To approve, as long as item 15 disclosed above is not approved, the dissolution and liquidation of Ceal; 17. To approve, according to Decree No. 1,091 of March 21, 1994, the free assignment, by Eletrobras, of the preemptive right to subscribe new shares to be issued by the distribution campanies, which transfers of controlling interest were approved under the terms of Items 1, 4, 10, 13 and 15 disclosed above, under the scope of the capital increase to be performed by the new controlling shareholder(s), winner(s) of the Privatization Auctions, to employees and retirees of the respective distribution companies, as provided for under the Resolution of the Investment Partnership Program Council – CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; 18. To delegate powers to the Eletrobras’ Board of Directors to resolve on the exercise of Eletrobras' option to increase the interest, up to 30% (thirty percent), in the capital of the Distribution Companies whose controlling interest’s transfers were approved, under the terms of Items 1, 4, 7, 10, 13 and 15 disclosed above, within the term of up to 6 (six) months, counted as of the date of execution of the respective controlling interest transfer agreement, as set forth in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments of the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; and 19.  To approve the adoption of measures for liquidation and dissolution of the distribution companies which transfers of controlling interests were not approved under the terms of Items 1, 4, 7, 10, 13 and 15 disclosed above, in case of non-compliance with the conditions set forth in items 10 and 15  disclosed above or the term established by the 169th Extraordinary General Meeting for the signing of the contract for the transfer of the shareholding control held by Eletrobras in the distribution companies.

7.                  DELIBERATIONS: Upon opening of the meeting, being dispensed the reading of the documents and proposals object of the agenda, the attended shareholders approved that the minutes were executed pursuant to the summary of the facts, including dissents and protests, stating the transcription only of the deliberations made, as established in the paragraph first of Article 130 of Law 6,404/1976. In view of the foregoing, after examination and discussion of the items in the agenda, the shareholders deliberated on the following, under the terms of the voting map attached:

7.1.        To approve, by majority vote, the sale of all shares, except 1 (one) common share, issued by Companhia de Eletricidade do Acre (hereinafter referred to as “Eletroacre”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 113,779,871.99 (One Hundred and Thirteen Million, Seven Hundred and Seventy-Nine Thousand, Eight Hundred and Seventy-One Brazilian Reais and Ninety-Nine cents), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017.

7.2.        To reject, by majority vote, the dissolution and liquidation of Eletroacre.

7.3.        To approve, by majority vote, that Eletrobras assumes the rights of Eletroacre, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 296,167 thousand (Two Hundred Ninety-Six Million, One Hundred and Sixty-Seven Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 08, 2017, amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017.

7.4.        To approve, by majority vote, the sale of all shares, except 1 (one) common share, issued by Centrais Elétricas de Rondônia S.A (hereinafter referred to as “Ceron”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 1,872,522,463.42 (One Billion, Eight Hundred and SeventyTwo Million, Five Hundred Twenty-Two Thousand, Four Hundred and Sixty-Three Brazilian Reais and Forty-Two cents), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017.

7.5.        To reject, by majority vote, the dissolution and liquidation of Ceron.

7.6.        To approve, by majority vote, that Eletrobras assumes the rights of Ceron, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 3,847,293 thousand (Three Billion, Eight Hundred Forty-Seven Million, Two Hundred and Ninety-Three Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017.

7.7.        To approve, by majority vote, except 1 (one) common share, issued by Boa Vista Energia S.A (hereinafter referred to as “Boa Vista Energia”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 342,120,486.20 (Three Hundred and Forty-Two Million, One Hundred and Twenty Thousand, Four Hundred and Eighty-Six Brazilian Reais and Twenty cents), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017.

7.8.        To reject, by majority vote, the dissolution and liquidation of Boa Vista Energia.

7.9.        To approve, by majority vote, Eletrobras assumes the rights of Boa Vista Energia, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 278,360 thousand (Two Hundred and Seventy-Eight Million, Three Hundred and Sixty Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017.

7.10.      To approve, by majority vote, the sale of all shares, except 1 (one) common share, issued by Amazonas Distribuidora de Energia S.A (hereinafter referred to as “Amazonas Energia”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12783/2013 and in accordance with the conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or conversion of debts of said Distribution Company in capital increase by Eletrobras, amounting up to BRL 8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred Sixty-Six Thousand, Five Hundred and Fifty-Eight Brazilian Reais and Ninety-Four cents), provided that: (i) the unbundling of generation and transmission activities from the distribution activities of Amazonas Distribuidora de Energia S.A., with the transfer of Amazonas Geração e Transmissão S.A. to Eletrobras, happens until March 2, 2018, without any additional assumption of obligations by Eletrobras, in addition to those set forth in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; (ii) Amazonas Energia, prior to the assumption by Eletrobras of debts of said Distribution Company and/or conversion of debts of said Distribution Company in the capital increase referred to in this item 10, transfer the entirety of the shares issued by Amazonas Geração e Transmissão S.A. - Amazonas GT for Eletrobras and/or third party, aiming at the partial settlement of its debts and whose amount will be deducted from the adjustment amount of BRL 8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred and Sixty Six Thousand, Five Hundred and FiftyEight Brazilian Reais and Ninety-Four cents), except for subitem (iii), since it is not part of the model approved in the CPPI Resolution no. 20, of 2017.

7.11.      To reject, by majority vote, the dissolution and liquidation of Amazonas Energia.

7.12.      To approve, by majority vote, that Eletrobras assumes the rights of Amazonas Energia, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 4,055,549 thousand (Four Billion, Fifty-Five Million, Five Hundred and Forty-Nine Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017.

7.13.      To approve, by majority vote, the sale of all shares, except one (1) common share, issued by Companhia Energética do Piauí (hereinafter referred to as “Cepisa”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council- CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 50,000.00 (Fifty Thousand Brazilian Reais), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017.

7.14.      To reject, by majority vote, the dissolution and liquidation of Cepisa.

7.15.      To Approve, by majority vote, the sale of all shares, except 1 (one) common share, issued by Companhia Energética de Alagoas (hereinafter referred to as “Ceal”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 50,000.00 (Fifty Thousand Brazilian Reais), provided that there is execution and judicial homologation connected to the payment of salary differences arising out of Bresser Plan, in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017.

7.16.      To reject, by majority vote, the dissolution and liquidation of Ceal.

7.17.      To approve, by majority vote, according to Decree No. 1,091 of March 21, 1994, the free assignment, by Eletrobras, of the preemptive right to subscribe new shares to be issued by the distribution campanies, which transfers of controlling interest were approved under the terms of Items 7.1, 7.4, 7.7, 7.10, 7.13 and 7.15 disclosed above, under the scope of the capital increase to be performed by the new controlling shareholder(s), winner(s) of the Privatization Auctions, to employees and retirees of the respective distribution companies, as provided for under the Resolution of the Investment Partnership Program Council – CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017.

7.18.      To approve, by majority vote, the delegation of powers to the Eletrobras’ Board of Directors to resolve on the exercise of Eletrobras' option to increase the interest, up to 30% (thirty percent), in the capital of the Distribution Companies whose controlling interest’s transfers were approved, under the terms of Items 1, 4, 7, 10, 13 and 15 disclosed above, within the term of up to 6 (six) months, counted as of the date of execution of the respective controlling interest transfer agreement, as set forth in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments of the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017.

7.19.      Approving, by majority vote, the liquidation and dissolution of the distribution companies which transfers of controlling interests were not approved under the terms of Items 7.1, 7.4, 7.7, 7.10, 7.13 and 7.15 disclosed above, in case of noncompliance with the conditions set forth in items 10 and 15  disclosed above or the term established by the 169th Extraordinary General Meeting for the signing of the contract for the transfer of the shareholding control held by Eletrobras in the distribution companies.

7.20.      Representing that the controlling shareholder, the Federal Government, requested the recording in the minutes that the authorization provided for under Item 18 of the agenda of AGE does not exempt Eletrobras, under the terms of Decree No. 1,091, of 1994, and the CPPI Resolution No. 20, of 2017, from the need to request the Ministry of Finance prior consent of to approve the drafts of the Shareholders’ Agreement, to be disclosed attached to the notice of auction.

7.21.      Representing that shareholder BNDES and BNDESPAR, attending this Meeting, waived the right to vote on the agenda’s items, given that the privatization division of BNDES is duly authorized to perform the privatization modeling of the Distribution Companies controlled by Eletrobras, and the abidance by the best corporate governance practices implies the waiver of BNDES and BNDESPAR with respect to the items included in the agenda of the 170th EGM of Eletrobras, as it is the most appropriate precautionary measure.

7.22.      Representing that shareholder 3G Radar Master FIA, Normandie Master FIA, Maliko Investments LLC and Helona Investments LLC, managed by 3G Radar Gestora de Recursos Ltda, attending this Meeting, supported the votes cast by the controlling shareholder, the Federal Government.

8.                  CLOSING: With no further business to be addressed, the Chairman suspended the meeting while these minutes were written up, pursuant to the statements in the summary of facts. Upon reopening of the session, these minutes were read and, upon approval, signed by the attendees.

Brasília, February 8, 2018.

WILSON FERREIRA JUNIOR	LUIZ FREDERICO DE BESSA FLEURY
Chief Executive Officer	Representative of the Federal Government

DANILO MESSERE ROMANCINI

Representing BNDES; BNDESPAR

PAULA DE PAIVA SANTOS

Representing: CITIBANK, N.A.-DEPOSITARY RECEIPT SERVICES

PAOLA CAMERO MOUSSATCHÉ

Representing:

SQUADRA MASTER LONG BIASED FIA, SQUADRA MASTER LONG ONLY FIA, SQUADRA HORIZONTE FUNDO DE INVESTIMENTO EM AÇÕES, FPRV SQA SANHACO FIA PREVIDENCIARIO, SNAPPER EQUITY LLC, GROUPER EQUITY LLC

RODRIGO DE MESQUITA PEREIRA

Representing:

FUNDO DE INVESTIMENTO DE ACOES DINAMICA ENERGIA; BANCLASS FUNDO DE INVESTIMENTO EM ACOES; KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRE; PINEHURST PARTNERS, L.P.; PUBLIC EMPLOYEES RE ASSOC OF NEW MEXICO; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; CAPITAL INTERNATIONAL FUND; CONSTRUCTION & BUILDING UNIONS SUPER FUND; FI CE I PO LLC FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; JPMORGAN FUNDS (IRELAND) ICAV; NEW WORLD FUND, INC.; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; STICHING PENSIOENFONDS VOOR HUISARTSEN; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUTB400045796; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; CITIPREVI - CITI 200 ANOS – FIM.

JOSÉ MANUEL SILVA SAPIR

Representing

ATMOS INSTITUCIONAL MASTER FIA; ATMOS MASTER FUNDO DE INVESTIMENTO DE ACOES; ATMOS TERRA FUNDO DE INVESTIMENTO EM ACOES.

MARCO FERREIRA ORLANDI

Representing

FI FATOR JABURA ACOES.

RENO DOUGLAS DE AZEVEDO JUNIOR

Representing

FIA GRUMARI; FIA SABESPREV JGP INSTITUCIONAL BDR NIVEL I; GERDAU PREVIDENCIA FUNDO DE INVESTIMENTO EM ACOES 04; FIA PREVIDENCIARIO IGUACU FC; JGP LONG ONLY MASTER FUNDO DE INVESTIMENTO EM ACOES; JGP LONG ONLY INSTITUCIONAL FIA; JGP EQUITY MASTER FIM; JGP EQUITY EXPLORER MASTER FIA.

RENO DOUGLAS DE AZEVEDO JUNIOR

Representing

OURO BRANCO MULTIMERCADO CREDITO PRIVADO - F DE INVESTIMENTO; ITCA MULTIMERCADO CREDITO PRIVADO - FUNDO DE INVESTIMENTO; FIM SANTA CRISTINA IE CREDITO PRIVADO; HAMBURGO FUNDO DE INVESTIMENTO MULTIMERCADO CREDITO PRIVADO.

MATHEUS FERNANDES AMORIM

Representing

KONDOR MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; KONDOR LONG SHORT FIM; KONDOR EQUITIES INSTITUCIONAL FIA; KONDOR EQUITY LONG BIASED FIM CP; KONDOR PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO C.

FELIPE DE SANTIS ANDRIOLI

Representing

VERDE EQUITY MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; VERDE MASTER FI MULTIMERCADO; VERDE AM VALOR DIVIDENDOS FIA; VERDE AM DIVIDENDOS MASTER FUNDO DE INVESTIMENTO EM ACOES; VERDE AM SUL ENERGIA FI EM ACOES - DIVIDENDOS; VERDE AM PERFORMANCE FUNDO DE INVESTIMENTO EM ACOES; VERDE AM UNIQUE LONG BIAS MASTER FIA; VERDE AM STRATEGY II MASTER FUNDO DE INVESTIMENTO EM ACOES; GREEN FUND, LLC; VERDE AM EHB FUNDO DE INVESTIMENTO EM ACOES; VERDE AM ICATU PREVIDENCIA MASTER FIM PREVIDENCIARIO; ITAU PREV VERDE AM FUNDO DE INVESTIMENTO MULTIMERCADO.

RODRIGO CASTRO DIAS

Representing

XP LONG BIASED FIM; XP INVESTOR FUNDO DE INVESTIMENTO DE ACOES; XP MACRO FIM; XP LONG SHORT MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; XP ACOES 30 MASTER FIA; XP INVESTOR 30 MASTER FUNDO DE INVESTIMENTO DE ACOES; XP ICATU HORIZONTE LONG SHORT FIM.

DAVID JORGE KADDOUM

Representing

APEX EQUITY HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO; APEX INFINITY MASTER LONG BIASED FI EM ACOES; APEX EQUITY HEDGE STR FUNDO DE INVESTIMENTO MULTIMERCADO; APEX MASTER FUNDO DE INVESTIMENTO DE ACOES; APEX MASTER LONG BIASED FIM; APEX LONG BIASED ICATU PREVIDENCIA FI MULTIMERCADO; FUNDO DE INVESTIMENTO EM ACOES SAO CONRADO; MONTEREY BAY LLC.

JOAO LAUDO DE CAMARGO

RODRIGO POLITO DA SILVA	ANNE EMILIA CONSUL WARTH

REMOTE VOTING SHAREHOLDERS

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; AB FCP II - EMERGING MARKETS VALUE PORTFOLIO; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.; GMO M R FD(ONSH) A S O GMO M PORTIFOLIOS (ONSHORE), L.P.; IBM 401 (K) PLUS PLAN; IRISH LIFE ASSURANCE PLC; LELAND STANFORD JUNIOR UNIVERSITY; MANAGED PENSION FUNDS LIMITED; NORGES BANK; RUSSEL EMERGING MARKETS EQUITY POOL; STATE ST B AND T C INV F F T E RETIR PLANS; STICHTING PHILIPS PENSIOENFONDS; TEACHER RETIREMENT SYSTEM OF TEXAS; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; THE MONETARY AUTHORITY OF SINGAPORE; VANGUARD INVESTMENT SERIES  PLC;  STATE OF  NEW JERSEY COMMON PENSION FUND D; BELL ATLANTIC MASTER TRUST; SSGA MSCI BRAZIL INDEX NON- LENDING QP COMMON TRUST FUND; BRITISH AIRWAYS PEN TRUSTEES LTD-MAIN A/C; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; -; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; SANFORD C.BERNSTEIN FUND, INC.; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; THE PENSION  RESERVES INVESTMENT MANAG.BOARD; VKF INVESTMENTS LTD; WASHINGTON STATE INVESTMENT BOARD; AMERICAN INTL GROUP INC RETIREMENT PLAN; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; NEW ZEALAND SUPERANNUATION FUND; BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C); INTERNATIONAL MONETARY FUND; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; UTAH STATE RETIREMENT SYSTEMS; CHEVRON MASTER PENSION TRUST; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; CMLA INTERNATIONAL SHARE FUND; ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST; RAILWAYS PENSION TRUSTEE COMPANY LIMITED; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; -; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; ISHARES PUBLIC LIMITED COMPANY; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; RUSSELL INVESTMENT COMPANY IV PUBLIC LIMITED  COMPANY; GARD  COMMON CONTRACTUAL FUND; COMMONWEALTH BANK GROUP SUPER; ISHARES MSCI BRAZIL CAPPED ETF; TIFF MULTI-ASSET FUND; ISHARES II PUBLIC LIMITED COMPANY; SUNSUPER SUPERANNUATION FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND; GMO TRUST ON BEHALF O GMO TAX M I E FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; THE TEXAS EDUCATION AGENCY; VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS; CC&L Q INTERNATIONAL EQUITY FUND; GOVERNMENT OF SINGAPORE; SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS; FUTURE FUND BOARD OF GUARDIANS; NTGI-QM COMMON DAILY EMERGING MARKETS EIF - LENDING; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; NORTHERN TRUST INVESTIMENT FUNDS PLC; ISHARES MSCI BRIC ETF; PEOPLE S BANK OF CHINA; PUBLIC SECTOR PENSION INVESTMENT BOARD; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL STOCK; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY INDEX FDS; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; ISHARES III PUBLIC LIMITED COMPANY; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING; AMERICAN HEART ASSOCIATION, INC.; RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND; COMMONWEALTH GLOBAL SHARE FUND 22; COMMONWEALTH GLOBAL SHARE FUND 23; TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F; FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGING MARK FUN;  WSIB INVESTMENTS PUBLIC EQUITIES POOLED FUND TRUST; STICHTING PGGM DEPOSITARY; ARIZONA PSPRS TRUST; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; SCHWAB EMERGING MARKETS EQUITY ETF; ISHARES MSCI EMERGING MARKETS ETF; TRUST & CUSTODY SERVICES BANK, LTD.RE: BRAZIL INFRASTRUCTURE; BNY MELLON TR & DEP (UK) LIM AS T OF IS EM MK EQ I FD (UK); POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF; UPS GROUP TRUST; EMERGING MARKETS INDEX NON-LENDABLE FUND B; COMMONWEALTH EMERGING MARKETS FUND 6; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F; CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; CANADIAN CHRISTIAN SCHOOL PENSION TRUST FUND; X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF; GMO GLOBAL R RETURN (UCITS) F, A SUB-FUND OF GMO FUNDS PLC; EUROPEAN CENTRAL BANK; ADVISER MANAGED TRUST - TACTICAL OFFENSIVE EQUITY FUND; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; PACIFICO ACOES MASTER FIA; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL EMERGING MARKETS F; RUSSELL EMERGING MARKETS EQUITY  FUND; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; VOYA EMERGING MARKETS INDEX PORTFOLIO; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND; ISHARES MSCI BRAZIL UCITS ETF USD (ACC); FIDELITY EMERGING MARKETS EQUITY INVESTMENT TRUST; MERCER QIF FUND PLC; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; SQUADRA TEXAS LLC; COMMONWEALTH SUPERANNUATION CORPORATION; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; VICTORIAN SUPERANNUATION FUND; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; BLACKROCK GLOBAL INDEX FUNDS; PACIFICO LB MASTER FIM; ST STR RUSSELL FUND GL EX-U.S. INDEX NON-LEND COMMON TR FD; RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL MULTI-ASSET CORE; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFO; FTSE RAFI EMERGING INDEX NON-LENDABLE FUND; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; PACIFICO RV MASTER FIA; CC&L Q GLOBAL EQUITY FUND; CC&L Q GROUP GLOBAL EQUITY FUND; STATE STREET IRELAND UNIT TRUST; KOPERNIK GLOBAL ALL CAP FUND; SPDR S&P EMERGING MARKETS FUND; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; AQUILA EMERGING MARKETS FUND; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; BLACKROCK A. M. S. AG ON B. OF I. E. M. D. I. F. (CH); DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F; SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY; STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO; THE TIFF KEYSTONE FUND, L.P.; LEGAL & GENERAL GLOBAL EQUITY INDEX FUND; GMO TAX-MANAGED GLOBAL BALANCED PORTFOLIO A S O GMO M P O LP; LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST; KNIGHTS OF COLUMBUS INTERNATIONAL EQUITY FUND; ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF; ISHARES EDGE MSCI MULTIFACTOR GLOBAL ETF; LEGATO CAPITAL MANAGEMENT INVESTMENTS, LLC; RUSSELL INVESTMENT COMPANY RUSSELL MULTI-STRATEGY INCOME F; KOPERNIK INTERNATIONAL FUND; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; COLONIAL FIRST STATE INVESTMENT FUND 10; BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F; GMO BENCHMARK-FREE FUND, A SERIES OF GMO TRUST; THE BOARD OF THE PENSION PROTECTION FUND; NORTHERN TRUST UCITS FGR FUND; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; BLACKROCK MSCI EMERGING MARKETS DIVERSIFIED MULTI-FACTOR FUN; KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP; KOPERNIK GLOBAL REAL ASSET FUND, LP; KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP; -; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD; RUSSELL INVESTMENT COMPANY V PUBLIC LIMITED COMPANY; MM SELECT EQUITY ASSET FUND; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; CC&L MULTI-STRATEGY FUND; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; CITITRUST LIMITED AS TRUSTEE OF BLACKROCK PREMIER FUNDS - BL; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; OPPENHEIMER EMERGING MARKETS REVENUE ETF; RUSSELL INVESTMENT COMPANY MULTI-ASSET GROWTH STRATEGY FUND; THE COMMONWEALTH FUND; CADENCE GLOBAL EQUITY FUND L.P.; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; POWERSHARES PUREBETA FTSE EMERGING MARKETS PORTFOLIO; USAA MSCI EMERGING MARKETS VALUE MOMENTUM BLEND IN; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI.

CLÁUDIA LEITE TEIXEIRA CASIUCH

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.